SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2
                              (Amendment No. __ )*

                               THERMOGENESIS CORP.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    883623209
                                 (CUSIP Number)

                                November 4, 2005
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883623209               13G                         Page 2 of 6 Pages
-------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification  Nos. Of Above Persons (entities only)

          George W. Haywood
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group   (See Instructions)
              (a)  [  ]
              (b)  [  ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         U.S.A.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

--------------------------------------------------------------------------------
5.       Sole Voting Power               2,497,600 (1)
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6.       Shared Voting Power               120,000 (2)
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7.       Sole Dispositive Power          2,497,600 (1)
--------------------------------------------------------------------------------
8.       Shared Dispositive Power          120,000 (2)
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9.       Aggregate Amount Beneficially  Owned by Each Reporting Person

                                         2,617,600
--------------------------------------------------------------------------------
10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
                                            [  ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented By Amount in Row (9)

                                            5.7%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

                                            IN
--------------------------------------------------------------------------------
         (1)  Includes 27,6000 shares owned by children.
         (2)  Reprsents shares owned by spouse.


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

Item 1(a)   Name of Issuer:

                  ThermoGenesis Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:

                  2711 Citrus Road, Rancho Cordova, California 95742

Item 2(a)   Name of Person Filing:

                  George W. Haywood

Item 2(b)   Address of Principal Business Office or, if none, Residence:

                  c/o Cronin & Vris, LLP, 380 Madison Avenue, 24th Floor,
                      New York, New York 10017

Item 2(c)   Citizenship:

                  U.S.A.

Item 2(d)   Title of Class of Securities:

                  Common Stock, par value $.001 per share

Item 2(e)   CUSIP Number

                  883623209

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
            (c) , check whether the person filing is a:

            (a) [  ] Broker or dealer registered under Section 15 of the
                Exchange Act.

            (b) [  ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [  ] Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.

            (d) [  ] Investment company registered under Section 8 of the
                Investment Company Act.

            (e) [  ] An investment adviser in accordance with Rule 13d-1(b)(1)
                (ii)(E).

            (f) [   ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [  ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [   ] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

                  (a)  Amount beneficially owned:    2,617,600

                  (b)  Percent of Class:             5.7%

                  (c)  Number of shares as to which such person has:

                         (i)    Sole power to vote or to direct the vote:
                                2,497,600 (1)

                         (ii)   Shared power to vote or to direct vote:
                                120,000 (2)

                         (iii) Sole power to dispose or to direct the disposition of:
                                2,497,600 (1)

                         (iv) Shared power to dispose or to direct the disposition of:
                                120,000 (2)
------------------

         (1)  Includes 27,600 shares owned by children.
         (2)  Represents shares owned by spouse.

Item 5.  Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Included as shares for which there exist sole voting and dispositive power are 27,600 shares owned by Mr. Haywood's minor children, which children would have the right to the receipt of dividends from, and the proceeds from the sale of, such shares.

               Included as shares for which there exist shared voting and dispositive power are 120,000 shares owned by Mr. Haywood's spouse, which spouse would have the right to the receipt of dividends from, and the proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

               Not applicable.

Item 8.  Identification and Classification of Members of the Group.

               Not applicable.

Item 9.  Notice of Dissolution of Group.

               Not applicable.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Date:     November 10, 2005



                                         /s/ George W. Haywood
                                     -----------------------------------------
                                              Signature


                                           George W. Haywood
                                   -------------------------------------------
                                              Name


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